Exhibit 99.1

Contact:
Acorn International, Inc.	Compass Investor Relations
Ms. Naomi Deng	Ms. Elaine Ketchmere, CFA
Phone +86-21-5151-2944	Phone: +1-310-528-3031
Email: dengqi@chinadrtv.com	Email: Eketchmere@compass-ir.com
www.chinadrtv.com	www.compassinvestorrelations.com

Acorn International Reports Financial Results for the Second Quarter and First Half of 2017

SHANGHAI, China, September 8, 2017 – Acorn International, Inc. (NYSE: ATV) ("Acorn" or the "Company"), today announced its unaudited financial results for the second quarter and six months ended June 30, 2017.

In the second quarter of 2017, Acorn continued to focus on its business turnaround strategy, delivering double-digit revenue growth, higher gross margins and a reduction in loss from operations due to management’s narrowed focus on Acorn’s core business and best performing brands. Management believes the performance of Acorn’s core business improved substantially in the first half of 2017 compared to the same period in 2016, excluding gains associated with the sale of non-core assets in both periods. The Company closed the quarter with a cash position of $27.9 million, as compared to $25.6 million as of December 31, 2016.

In the first half of 2017, the Company further reduced its stake in Yimeng Software Technology Co., Ltd. (“Yimeng”), a publicly traded company in China and recorded a pre-tax gain of approximately $9.1 million. In the year ago period, the Company recorded a pre-tax gain on the sale of Yimeng shares of $18.1 million and a $6.0 million pretax gain on the sale of non-core real estate. Acorn anticipates further liquidation of non-core assets, including a potential sale of non-core property in Shanghai or potentially another liquidity generating transaction involving such non-core property, which has a carrying value of approximately $16.37 million, and may sell additional shares of Yimeng, as appropriate.

In the remainder of 2017, Acorn will strive to increase revenue by growing sales of its proprietary-branded products as well as third-party branded products through e-commerce, outbound marketing and its distribution network. The Company is placing greater emphasis on its e-commerce channel, and expects sales from this platform to have an increasing importance to the business going forward. Management’s medium-term goal is to achieve operating profitability in order to position the business for long-term, sustainable success. Management remains focused on maintaining healthy margins, managing expenses and generating additional cash flow.

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Financial Results for the Second Quarter of 2017:

Total net revenues were $4.6 million in the second quarter of 2017, up 20.5% from $3.9 million in the second quarter of 2016.

Cost of sales in the second quarter of 2017 was $2.0 million, up 20.2% from $1.7 million in the second quarter of 2016.

Gross profit in the second quarter of 2017 was $2.7 million, up 20.7% from $2.2 million in the second quarter of 2016. Gross margin was 57.3% in the second quarter of 2017, up slightly from 57.2% in the second quarter of 2016.

Total operating expenses in the second quarter of 2017 were $6.2 million, up 4.8% from operating expenses of $5.9 million in the second quarter of 2016.

Loss from operations was $3.5 million in the second quarter of 2017, as compared to loss from operations of $3.7 million in the second quarter of 2016.

Share-based compensation was nil in the second quarter of 2017, as compared to $408,538 in the second quarter of 2016.

Other expense was $70,000 in the second quarter of 2017, as compared to other income of $12.4 million in the second quarter of 2016, with the latter primarily attributable to gains from sales of Yimeng shares.

Net loss was $3.4 million in the second quarter of 2017 as compared to net income of $5.7 million in the second quarter of 2016.

As of June 30, 2017, Acorn’s cash and cash equivalents, with restricted cash, totaled $27.9 million, as compared to $25.6 million as of December 31, 2016.

As of June 30, 2017, the Company had repurchased 258,949 ADSs at an average price of $7.83 per ADS under its share repurchase program, which was suspended in the first quarter of 2017. On August 3, 2017, pursuant to a settlement agreement related to a lawsuit against certain of its former directors, the Company repurchased all of the ordinary shares of the Company owned by SB Asia Investment Fund II L.P., representing 27.7% of the total outstanding ordinary shares of the Company, for the purchase price of approximately $4.17 million, the equivalent of $4.05 per ADS.  Immediately following the repurchase, the Company had 53,626,050 ordinary shares outstanding or the equivalent of 2,681,302 ADSs.

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First Half 2017 Financial Results

Total net revenues were $10.7 million in the first half of 2017, down slightly from $10.9 million in the first half of 2016.

Cost of sales in the first half of 2017 was $4.5 million, down 19.3% from $5.6 million in the first half of 2016.

Gross profit in the first half of 2017 was $6.2 million, up 15.6% from $5.3 million in the first half of 2016. Gross margin was 57.9% in the first half of 2017, up from 48.9% in the first half of 2016.

Total operating expenses in the first half of 2017 were $10.8 million, up 94.0% from operating expenses of $5.6 million in the first half of 2016. In the first half of 2016, the Company recorded a $6.0 million gain from the sale of non-core real estate assets, which partially offset operating expense for the period. There was no such gain in the first half of 2017.

Loss from operations was $4.6 million in the first half of 2017, as compared to a loss from operations of $0.2 million in the first half of 2016.

Share-based compensation was nil in the first half of 2017, as compared to $408,538 in the first half of 2016.

Other income was $9.2 million in the first half of 2017, as compared to other income of $18.1 million in the first half of 2016, with the latter primarily attributable to gains from sales of Yimeng shares.

Net income was $2.6 million in the first half of 2017 as compared to net income of $13.1 million in the first half of 2016.

Recent Event

On August 11, 2017, the Company announced it had recently reached an agreement to sell a majority stake in its HJX business to a third-party investor and operator. Specifically, the agreement includes the establishment of a joint venture that will be controlled and operated by such third party. Acorn’s HJX business engages in direct sales of Ozing branded electronic learning devices incorporating mobile internet interactive features, such as online tutoring services. The partial divestiture of this business unit represents an exit of day-to-day management by Acorn from this business, allowing Acorn to focus on its already profitable businesses and brands, as well as on achieving profitable growth of new businesses within the Group.

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Conference Call

The Company will host a conference call at 8:30 a.m. ET (5:30 a.m. PT), September 8, 2017 to discuss financial results. Dial-in details for the earnings conference call are as follows:

US/Canada:	+1-888-428-9473
International:	+1-719-457-2640

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode 2460196 to join the call. A replay will be available approximately two hours following the conclusion of the conference call through September 15, 2017 and can be accessed by dialing (866) 375-1919, or (719) 457-0820, passcode 2460196. An archived audio file of the call will be available on the Company’s website http://www.acorninternationalir.com/home/news-and-events/webcasts-and-presentations/.

About Acorn International, Inc.

Co-founded in 1998 by Executive Chairman Robert Roche, Acorn is a marketing and branding company in China with a proven track record of developing, promoting and selling a diverse portfolio of proprietary-branded products, as well as well-established and promising new products from third parties. Its business is currently comprised of two main divisions, its direct sales platforms and its nationwide distribution network. For more information visit www.acorninternationalir.com.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "anticipates," "believes," "estimates," “strives,” "expects," "future," "going forward," "intends," "outlook," "plans," "target," "will," and similar statements and include statements with respect to the Company’s ability to increase revenue, maintain margins, manage expenses and generate additional cash flow; the Company’s ability to grow sales of its proprietary-branded products as well as third-party products and brands through e-commerce, its other direct sales platforms as well as its distribution network; and the Company ability to sell its non-core assets as planned. The Company’s efforts to implement its proposed business plans, reduction of operating expenses or sale of its assets may not succeed as anticipated or at all. Such statements are based on management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties, and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance, or achievements to differ materially from those in these preliminary financial results and the forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events, or otherwise, except as required by law.

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Other factors that could cause forward-looking statements to differ materially from actual future events or results include risks and uncertainties related to: the Company's ability to successfully improve or introduce new products and services, including to offset declines in sales of existing products and services; the Company's ability to stay abreast of consumer market trends and maintain the Company's reputation and consumer confidence; the Company's ability to execute and maintain a successful market strategy; potential unauthorized use of the Company's intellectual property; potential disruption of the Company's manufacturing processes; increasing competition in China's consumer market; the Company's U.S. tax status as a passive foreign investment company; and general economic and business conditions in China. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's 2016 annual report on Form 20-F filed with SEC on May 15, 2017. For a discussion of other important factors that could adversely affect the Company's business, financial condition, results of operations and prospects, see "Risk Factors" beginning on page 9 of the Company's Form 20-F for the fiscal year ended December 31, 2016. The Company's actual results of operations for the second quarter of 2017 are not necessarily indicative of its operating results for any future periods. Any projections in this release are based on limited information currently available to the Company, which is subject to change. Although such projections and the factors influencing them will likely change, the Company will not necessarily update the information. Such information speaks only as of the date of this release.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

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ACORN INTERNATIONAL, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In US dollars)

	3 Months Ended June 30		6 Months Ended June 30
	2016	2017	2016	2017
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net revenues	3,857,726	4,648,122	10,915,966	10,675,644
Cost of revenues	(1,650,582)	(1,983,803)	(5,574,994)	(4,499,033)
Gross profit	2,207,144	2,664,320	5,340,972	6,176,611
Operating (expenses) income
Advertising expenses	-	-	(23,701)	-
Other selling and marketing expenses	(2,894,496)	(2,692,290)	(5,581,752)	(5,735,618)
General and administrative expenses	(3,431,840)	(3,727,867)	(6,756,414)	(5,589,128)
Other operating income, net	418,376	226,064	6,792,640	522,242
Total operating (expenses) income	(5,907,960)	(6,194,093)	(5,569,227)	(10,802,504)
Income (Loss) from operations	(3,700,816)	(3,529,773)	(228,255)	(4,625,893)
Other income	12,402,783	(69,773)	18,090,579	9,187,256
Income before income taxes and equity in losses of affiliates	8,701,967	(3,599,546)	17,862,324	4,561,363
Income tax benefit (expenses)	(2,989,278)	177,582	(4,759,291)	(1,949,894)
Equity in losses of affiliates	-	-	-	-
Net income	5,712,689	(3,421,964)	13,103,033	2,611,469
Net (loss) attributable to noncontrolling interests	(12,375)	(1,234)	(22,838)	(2,256)
Net income (loss) attributable to Acorn International, Inc.	5,725,064	(3,420,730)	13,125,871	2,613,725

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ACORN INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEETS

(In US dollars)

	December 31, 2016	June 30, 2017
		(Unaudited)
Assets
Cash and cash equivalents	25,505,731	27,816,585
Restricted cash	72,077	73,807
Accounts receivable, net	1,271,209	1,017,887
Inventory	3,977,336	1,684,099
Prepaid advertising expenses	10,689	-
Other prepaid expenses and current assets, net	2,667,930	4,133,339
Deferred tax assets, net	588,493	602,618
Current assets	34,093,465	35,328,335

Prepaid land use rights	6,578,765	6,656,481
Property and equipment, net	13,885,079	13,681,196
Acquired intangible assets, net	575,273	424,425
Available-for-sale securities	74,666,865	56,081,546
Convertible loan	3,218,665	3,381,402
Other long-term assets	301,752	201,224
Total assets	133,319,864	115,754,609

Liabilities and equity
Accounts payable	2,614,118	1,537,157
Accrued expenses and other current liabilities	9,132,166	8,233,091
Income taxes payable	3,665,757	3,345,377
Deferred revenue	380,526	441,757
Current liabilities	15,792,567	13,557,382

Deferred tax liability	18,017,610	13,413,020
Total liabilities	33,810,177	26,970,402

Equity
Ordinary shares	918,185	918,185
Additional paid-in capital	161,938,330	161,938,330
Accumulated deficits	(122,910,876)	(120,297,151)
Accumulated other comprehensive income	80,865,261	68,025,640
Treasury stock, at cost	(21,640,346)	(22,145,786)
Total Acorn International, Inc. shareholders' equity	99,170,554	88,439,218

Noncontrolling interests	339,133	344,989
Total equity	99,509,687	88,784,207
Total liabilities and equity	133,319,864	115,754,609

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